UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number
1. Other Relevant Information, dated June 30, 2021	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols informs that it has signed a corporate transaction by means of which GIC, the sovereign wealth fund of Singapore, have entered into a definitive agreement under which GIC will invest approx. US$1 Bn in Grifols’ wholly-owned US subsidiary Biomat USA, Inc. (“Biomat”). In exchange, GIC will acquire a minority stake in Biomat, in the form of newly issued preferred non-voting stock.

Biomat (together with its subsidiaries) holds a plasma collection business with 296 plasma collection centers throughout the territory of the United States.

Grifols will continue to control all aspects of the day-to-day management of Biomat and, through a long-term plasma supply agreement, all plasma collected by Biomat and its subsidiaries will continue to be supplied to Grifols for the further manufacturing of plasma derived products.

Grifols will apply all proceeds from GIC’s investment to repay debt

The consummation of GIC’s strategic investment in Grifols is subject to certain closing conditions, including the obtainment of applicable regulatory authorizations, such as the Committee on Foreign Investments in the United States (CFIUS).

In Barcelona, on 30 June 2021

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 30, 2021